

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2023

Oliver Reichert
Chief Executive Officer
Birkenstock Holding Ltd
1-2 Berkeley Square
London W1J 6EA
United Kingdom

      **Re: Birkenstock Holding Ltd**
          **Amendment No. 2 to Registration Statement on Form F-1**
          **Filed October 2, 2023**
          **File No. 333-274483**

Dear Oliver Reichert:

     We have reviewed your amended registration statement and have the following comment.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed on October 2, 2023

Capitalization, page 78

1.     Revise the adjusted column of the table to remove your cash and cash equivalents of €289,609 from the amount currently presented as "Total shareholders' equity and indebtedness". Further, please revise to title the caption "total capitalization".

Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Ross Leff